Exhibit 99.1

2019-03-06

PRESS RELEASE

Oasmia Pharmaceutical Strengthens its Management Team and Organization

To increase resources and its business development function, Oasmia has employed Anette Sjödin as Executive Vice President to focus on commercialization and business development. The organization is further strengthened by the addition of new Head of Regulatory Affairs, Maria Nilsson Hagberg.

Uppsala, Sweden, March 6, 2019 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announce the employment of Anette Sjödin as Executive Vice President as of 1 June 2019 and Maria Nilsson Hagberg as Head of Regulatory Affairs as of 18 April 2019.

Anette Sjödin possesses more than 25 years of experience in the Life Science sector. She is a biochemist with many years of global experience including senior positions in marketing, project management and business development. Her most recent position was in business development at Nestlé Skin Health where she has worked internationally with in- and out licensing and was responsible for strategic alliances.

Marie Nilsson Hagberg is a pharmacist with over 15 years of experience as a Regulatory Affairs Specialist. Maria has an extensive background in Regulatory Affairs combined with a number or leadership roles, including as CEO and Head of Regulatory Affairs for a regulatory consulting company as well as Regulatory Affairs Manager at Fresenius Kabi on an international level.

“We are very pleased to have recruited Anette as Executive Vice President and Maria as Head of Regulatory Affairs, each with an established track record of success in their respective positions,“ said Mikael Asp, CEO of Oasmia. “Anette’s knowledge and global experience will be a great benefit to augment international commercialization and further establish Oasmia’s current business position. Maria's many years of experience in Regulatory Affairs will facilitate the work surrounding submissions to the FDA regarding the US and other markets.”

Anette Sjödin will be part of the company's management team.

For more information:

Mikael Asp, CEO

Tel: +46 (0)18 50 54 40

E-mail: mikael.asp@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on March 6, 2019.